TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2016

(In thousands, except share data)

Assets

Cash and cash equivalents	$	44,242
Cash and investments segregated in compliance with federal regulations		1,810,033
Receivables from brokers, dealers, clearing organizations and clearing agents		282,253
Receivables from brokerage customers		65,343
Property and equipment, net		275
Deposits with clearing organizations		57,004
Deferred tax asset, net		2,241
Other assets		10,118
Due from affiliated companies		343
Total assets	$	2,271,852

Liabilities and Shareholder's equity

Liabilities:		
Payables to brokers, dealers and clearing organizations	$	233,216
Payables to brokerage customers		1,909,412
Accounts payable and accrued liabilities		10,874
Due to affiliated companies		10,345
Notes payable		20,000
Total liabilities		2,183,847
Shareholder's equity:		
Common stock, $1.00 par value. Authorized 1,000 shares; 100 issued and outstanding		—
Additional paid-in capital		30,334
Retained earnings		57,671
Total shareholder's equity		88,005
Total liabilities and shareholder's equity	$	2,271,852

See accompanying notes to financial statements.